LATTICE INCORPORATED
7150 N. Park Drive, Suite 500
Pennsauken, New Jersey 08109
(856) 910 1166

September 12, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Larry Spirgel, Esq. Assistant Director

Re:	Lattice Incorporated (formerly Science Dynamics Corporation)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
File No. 000-10690

Ladies and Gentlemen:

Lattice Incorporated (the “Company”), is filing amendment No. 1 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated March 13, 2007. Set forth below is the Company’s response to comments.

Form 10-KSB for Fiscal Year Ended December 31, 2006

1.
It is unclear from your disclosure whether the units sold for a per unit price of $60 consisted of 10 shares and 5 warrants or 100 shares and 1 warrant. Please revise or advice us. Additionally, you state that the per unit price equates to $0.60 per share. Please clarify how this price relates to the disclosed values of the underlying common stock and warrants.

Response:

To clarify, The units sold were for a price of $6.00 per unit which included 10 shares common and 5 warrants with a strike price of $1.20 per share. Please refer to our 10KSB as amended filed September 12, 2007 for the revised disclosure.

The warrants were valued using Black Scholes at $0.62 per share at the date of issuance. The following assumptions were used; Interest of 4.92% and volatility 156.01% . The underlying stock value at the date of issuance was $0.685 per share. So the per unit price of $6.00 relates to a value of $3.10 associated with the 5 warrants ($0.62 per warrant) and $2.90 associated with the 10 common shares issued ($0.29 per common share).

2.
We note that the private placement transaction involved the exchange of cash for equity with accredited investors. In this regard, it is unclear why you have recorded the fair value of the warrants as a financing expense and why the total amount of APIC recorded for this transaction exceeds the total proceeds received. Please explain to us why the value of the equity issued (common stock and warrants) was not valued based on cash received, or revise.

Response:

Please refer to our 10KSB as amended which revises the accounting for this transaction to reverse the financing expense associated with the warrants and properly record the credit to APIC equal to the proceeds received on this transaction.

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2007

Note1 - Organization and Summary of Significant Accounting Policies, page 5

f) Depreciation, Amortization and Long-Lived Assets, page 6

3.
We note your response to comment 2. You state in your goodwill discussion that in allocating goodwill to reporting units in performing your impairment analysis the company “reassigns goodwill according to the benefit received by the different reporting units.” It is unclear whether your policy complies with paragraphs 34-35 of SFAS 142. We do not believe that it is appropriate to transfer or “reassign” goodwill between reporting units after the acquisition date. Please revise your policy or your disclosure to clarify, as appropriate.

Response:

In performing our goodwill impairment review, we do not reassign goodwill. We have corrected our disclosure in our amendment to the Form 10-QSB to clarify our approach and policy, which is consistent with paragraph 35 of Statement No. 141.

Note 4 - Notes Payable, page 9

(d) 2006 Barron Financing Agreement, page 11

4.
We note your response to comment 5 and we refer you to the disclosures on page 12 of your Form l0-QSB/A for the quarter ended March 31, 2007. We believe that, notwithstanding the recognition of the conversion feature on the notes as an embedded derivative liability, the notes were “automatically” converted in accordance with their original terms and therefore extinguishment accounting resulting in gain/loss recognition is not appropriate. We believe you should reclassify the carrying values of the debt (face value less the unamortized discount) and bifurcated derivative to equity upon the conversion, without recording the equity at fair value. Please revise your accounting as appropriate.

Response:

We have revised our accounting for the Baron conversion in our amendment to the Form 10-QSB to reclassify the carrying values of the debt (face value less the unamortized discount) and the bifurcated derivative to shareholders’ equity upon the “automatic” conversion. In addition, to our revisions to the financial statements, we have also modified our disclosures related to the Baron conversion.

5.
We further note from discussion on page 12 that you “recorded the modification in conjunction with the preferred stock conversion” and appear to have allocated only a portion of the $1,031,000 in warrants issued as consideration for certain waivers and extensions associated with your SPA and RRA agreements to “derivative instruments.” It is unclear how these transactions are related. Additionally it is unclear how you calculated the allocation of $838,709 of the value of the warrants to expense, or how you accounted for the remainder of the $1,031,000. Please revise your accounting or discussion, as appropriate, to disaggregate these transactions, or advise us in detail.

Response:

We have revised our accounting in our amendment to Form 10-QSB to exclude any allocation to expense; upon our further review, we agree that the transactions are not related and allocation to expense was not correct. As a result, our revised accounting provides for the fair value of the warrants to serve as the consideration for the extinguishment of the damages liability. This has the result of reducing our derivative expense for the period by $838,709.

Note 5 - Derivative Financial Instruments, page 22

6.	The tables provided in your derivative financial instruments footnote do not appear to tie to your financial statements. Please explain or revise.

Response:

We have corrected the tabular disclosure in our footnotes to correspond to the amounts in the financial statements.

Item 3, Controls and Procedures, page 22

7.
We note that disclosure controls and procedures have been assessed as “not effective” as a result of a material weakness associated with difficulty gaining access to the financial records of recently acquired subsidiary, RTI. The assets and operations of RTI are material to the company’s financial statements. Please expand your disclosure to explain the effect this material weakness has had or may have on your financial statements and the status of actions taken by management to mitigate or eliminate this material weakness.

Response:

During the quarter, we encountered some problems in integrating RTI’s IT systems which as a result limited the CFO function from gaining full access to financial systems detailed information. We have since resolved these issues to where full access to financial information has been restored. Additionally, the detailed information supporting RTI’s book of record was subsequently reviewed and we concluded that there were no material effects to the Company’s financial statements as included with the 10QSB/A for the fiscal quarter ended March 31, 2007 as filed.

Form 8-K/A filed June 13, 2007

8.
We note your response to comment 10 and your Form 8-K/A filed June 13, 2007. This Form 8-K/A appears to provide financial statements for the same periods as your Form 8-K filed December 5, 2006. Please provide RTI’s interim financial statements for the quarter ended June 30, 2006 or advise us.

Response:

Please refer to our amended 8K/A filed September 12, 2007 which now includes the interim financial statements for the quarter ended June 30, 2006.

(b) Pro Forma Financial Information

Unaudited Pro Forma Combined Financial Statements

9.
We note your response to comment 11. It appears from your revised Note 1 for your pro forma financial statements for the twelve months ended December 31, 2005 that the finance charges associated with the $4.5m Barron note were fully amortized in your pro forma for that period, which was not made clear in the original notes to your pro forma financial statements. As a result, it is not clear to us why you removed the amortization that was recognized in your historical financial statements for the subsequent nine month period ended September 31, 2006. Please revise or advise us.

Response:

Please refer to our amended 8K/A filed September 12, 2007 which haa revised our Pro Forma Financial Statements to include the amortization associated with the $4.5m Barron note for the nine month period ended September 31, 2006.

10.
We note your response to comment 13. It remains unclear how you determined that it was appropriate to reverse the bonus payments. Please revise or explain in further detail the nature of these payments and how they are directly related to the transaction, factually supportable, and have a continuing impact.

Response:

Please refer to our amended 8K/A filed September 12, 2007 which have revised our Pro Forma Financial Statements to include the bonus payments referred to.

* * * * *

If you have any further comments and/or questions, please contact the undersigned at (856) 910 1166.

Very truly yours,

/s/ Joe Noto
Joe Noto
Chief Financial Officer
Chief Accounting Officer